SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Research Update:

Eletrobras-Centrais Eletricas Brasileiras S.A. Assigned National Scale 'brAAA' Issuer Credit And Issue-Level Ratings

Primary Credit Analyst:

Marcelo Schwarz, Sao Paulo (55) 11-3039-9782; marcelo.schwarz@spglobal.com

Secondary Contact:

Julyana Yokota, Sao Paulo + 55 11 3039 9731; julyana.yokota@spglobal.com

Table Of Contents

Rating Action Overview Rating Action Rationale Outlook Covenants Issue Ratings Related Criteria Ratings List

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Research Update:

Eletrobras-Centrais Eletricas Brasileiras S.A. Assigned National Scale 'brAAA' Issuer Credit And Issue-Level Ratings

Rating Action Overview

• On April 25, 2019, S&P Global Ratings assigned its 'brAAA' Brazil national scale issuer credit rating to Eletrobras-Centrais Eletricas Brasileiras S.A. (Eletrobras).

• At the same time, we assigned a 'brAAA' issue-level rating to Eletrobras' proposed R$5 billion debentures in four series with final maturity in 2029.

• Eletrobras will use the proceeds of this issuance for refinancing purposes and to strengthen its cash position.

• The stable outlook on Eletrobras continues to mirror that on the sovereign, considering the company's close ties with the latter.

Rating Action Rationale

The 'brAAA' issuer credit rating reflects Eletrobras' close relationship with its controlling shareholder, Brazil (BB-/Stable/B), and the latter's incentives, capacity, and tools to support the company if extraordinary support is needed.

Eletrobras' business profile is the ratings' strongest component, in our view, reflecting its dominant position as the largest generation and transmission company in the country, with its 49.8 megawatt (MW) installed capacity (30% of Brazil's installed capacity) and 70,000 kilometers (km) of transmission lines (47% of total lines).

Although they've gradually improved, we expect Eletrobras' credit metrics to remain highly leveraged for the next two years, with funds from operations (FFO) to adjusted debt of about 5% and adjusted debt to EBITDA above 6.0x. We analyze Eletrobras on a consolidated basis and make several adjustments to debt, including guarantees provided to non-consolidated companies/projects (about R$30 billion), and we don't consider Reserva de Reversão Global (RGR) as debt.

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Research Update: Eletrobras-Centrais Eletricas Brasileiras S.A. Assigned National Scale 'brAAA' Issuer Credit And

Issue-Level Ratings

Outlook

The stable outlook on the company mirrors that on the sovereign and reflects our expectation that Eletrobras will continue to play an essential role for the government in the country's electricity sector. Although the government may contemplate privatizing Eletrobras, we believe that a change in control is remote in the short term because it depends on changing a specific law that was enacted to create Eletrobras. Consequently, any rating action on the company should reflect actions we take on the sovereign in the next 12 months.

Downside scenario

We could lower our ratings on Eletrobras in the next 12 months if we lower the sovereign rating on Brazil. A downgrade could also occur if the potential likelihood of extraordinary government support diminishes, especially if the government announces a plan to privatize the company or its core assets.

Absent any sovereign rating action, while our current assessment of extraordinary government support remains unchanged, a lower stand-alone credit profile (SACP) could result from a weakening of Eletrobras' liquidity, since it has R$12 billion in short-term maturities.

Upside scenario

We could raise our ratings on Eletrobras in the next 12 months if we raise the sovereign rating on Brazil. A higher SACP in the next 12-18 months could occur if Eletrobras completes its divestment program and improves its operating performance, resulting in adjusted net debt to EBITDA consistently below 5.0x and FFO to net debt above 12%.

Covenants

The company's proposed 2nd debentures issuance will be subject to the following financial covenant: • Maximum net debt to adjusted EBITDA of 4.0x in 2019 and 3.75x from 2020 on.

This covenant will be measured on an annual basis, and net debt will be adjusted to deduct RGR and the financial asset related to hydroplant Itaipu, and will also not incorporate guarantees provided to non-consolidated projects and pension-related liabilities. We believe the company will comply with it over the next few years. Although the liquidity cushion is tighter in the next 12 months, this situation could improve because the company has a program to sell non-core assets, which we we're still not incorporating into our base-case scenario yet because it depends on market conditions.

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Research Update: Eletrobras-Centrais Eletricas Brasileiras S.A. Assigned National Scale 'brAAA' Issuer Credit And

Issue-Level Ratings

Issue Ratings

The unsecured rating assigned to Eletrobras' proposed 2nd debentures issuance is at the same level as our national scale issuer credit ratings on the company, considering its strong relationship with the government and the fact that according to the domestic legislation, government-related entities aren't subject to reorganization.

As of Dec. 31, 2018, Eletrobras' capital structure consisted of around R$49 billion in consolidated financial debt, including about R$22 billion at the holding level. Its non-restricted cash position was R$7.0 billion on the same date.

Related Criteria

• General Criteria: Methodology For National And Regional Scale Credit Ratings, June 25, 2018

• Criteria - Corporates - General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

• General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

• Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

• Criteria - Corporates - Industrials: Key Credit Factors For The Unregulated Power And Gas Industry, March 28, 2014

• General Criteria: Methodology: Industry Risk, Nov. 19, 2013

• Criteria | Corporates | Utilities: Key Credit Factors For The Regulated Utilities Industry, Nov. 19, 2013

• Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, Nov. 19, 2013

• Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

• General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

• General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, Nov. 13, 2012

• General Criteria: Stand-Alone Credit Profiles: One Component Of A Rating, Oct. 1, 2010

• General Criteria: Use Of CreditWatch And Outlooks, Sept. 14, 2009

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Research Update: Eletrobras-Centrais Eletricas Brasileiras S.A. Assigned National Scale 'brAAA' Issuer Credit And

Issue-Level Ratings

Ratings List

New Rating; Outlook Action
	To	From
Eletrobras-Centrais Eletricas Brasileiras S.A.
Issuer Credit Rating
Brazil National Scale	brAAA/Stable	--/--

New Rating
Eletrobras-Centrais Eletricas Brasileiras S.A.
Senior Unsecured	brAAA

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.